Filed pursuant to Rule 433

Registration No. 333-202420

November 16, 2016

HSBC Holdings plc

$1,500,000,000 4.375% Subordinated Notes due 2026 (the “Notes”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Book-Running Manager:	HSBC Securities (USA) Inc.

Joint Lead Managers:

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Danske Markets Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

Mizuho Securities USA Inc.

RBS Securities Inc.

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers:

ANZ Securities, Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

KKR Capital Markets LLC

Morgan Stanley & Co. LLC

nabSecurities, LLC

Nykredit Bank A/S

Rabo Securities USA, Inc.

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Standard Chartered Bank

TD Securities (USA) LLC

UBS Securities LLC

Structure:	Subordinated Notes

Issuer Ratings:*	Al (negative) (Moody’s) / A (negative) (S&P) / AA- (stable) (Fitch)

Expected Issue Ratings:*	A2 (Moody’s) / BBB+ (S&P) / A+ (Fitch)

Pricing Date:	November 16, 2016

Settlement Date:	November 23, 2016 (T+5)

Maturity Date:	November 23, 2026

Form of Offering:	SEC Registered Global

Transaction Details:

Principal Amount:	$1,500,000,000

Benchmark Treasury:	UST 2.000% due November 15, 2026

Treasury Yield:	2.226%

Treasury Price:	97-31+

Re-offer Spread:	UST + 215 basis points

Coupon:	4.375%

Re-offer Yield:	4.376%

Issue Price:	99.992%

Gross Fees:	0.450%

Net Price:	99.542%

Net Proceeds to Issuer:	$1,493,130,000

Interest Payment Dates:	Interest on the Notes will be payable in arrear on May 23 and November 23 of each year, beginning on May 23, 2017.

Call Features:	Not applicable.

Agreement with Respect to the Exercise of UK Bail-in Power:	By its acquisition of the Notes, each noteholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Notes, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings plc and any noteholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due into HSBC Holdings’ or another person’s ordinary shares, other securities or other obligations (and the issue to, or conferral on, the noteholder of such ordinary shares, other securities or other obligations), including by means of an amendment, modification or variation of the terms of the Notes or the Indenture; (iii) the cancellation of the Notes; and/or (iv) the amendment or alteration of the maturity date of the Notes or amendment of the amount of interest payable on the Notes, or the interest payment dates, including by suspending payment for a temporary period; and (b) the variation of the terms of the Notes or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise.

Moreover, each noteholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of any UK bail-in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Notes.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts, on, the Notes. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority.

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the United Kingdom, relating to the transposition of the BRRD, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the PRA, as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies.

For these purposes, the “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

Special Event Redemption:	Subject to regulatory approval, the Notes may be redeemed in whole (but not in part) at HSBC Holdings’ option upon the occurrence of a Tax Event or a Capital Disqualification Event. In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption. Any redemption of the Notes is subject to the restrictions as described in the prospectus supplement under “Description of the Notes—Redemption—Redemption Conditions.”

Subordination:	The rights of the noteholders will, in the event of HSBC Holdings plc’s winding up, be subordinated in right of payment to claims of HSBC Holdings plc’s depositors and all its other creditors other than claims which are by their terms, or are expressed to be, subordinated to or pari passu with the Notes as further described in the prospectus supplement under “Description of the Notes—Subordination.”

Governing Law and Jurisdiction:	The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Indenture and of the Notes (as described in the prospectus supplement under “Description of the Notes—Subordination”) will be governed by, and construed in accordance with, the laws of England and Wales. Any legal proceedings arising out of, or based upon, the Indenture or the Notes may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	30/360

Minimum Denomination:	$200,000 and integral multiples of $1,000 in excess thereof.

Listing:	Application will be made to list the Notes on the NYSE.

Paying Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 BH1

ISIN:	US404280BH13

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.